Avino Silver & Gold Mines Ltd.
Suite 400-455 Granville Street, Vancouver, B.C., Canada, V6C 1T1
www.avino.com
ir@avino.com

June 22, 2005
TSX-V Trading symbol: ASM
U.S. symbol: ASGMF

NEWS RELEASE

Trench Chip Samples Assay Averaged 14.76 g/t Gold for 9.0 metres on the Minto Property

Avino Silver & Gold Mines Ltd. (the “Company”) is pleased to report that the planned mechanized trenching program on the Company’s Minto Property (“the Property”) has been completed. The Property consists of 17 UTM cells covering 346.539 hectares located on the north side of Carpenter Lake, five kilometers northeast of Goldbridge in the Lillooet Mining Division, British Columbia, Canada NTS 092J15. The Property is owned 100% by the Company.

A mechanized trenching program was carried out on the Property in June, 2005 to test the Minto North and Jumper zones, as recommended by C. Sampson, P. Eng. in 1988. Seven trenches were excavated totaling approximately 170 metres. Trenches were excavated, sampled, mapped and reclaimed, usually in a one day period. Chip samples from all the trenches returned values from anomalous to economic levels in gold. In particular, Minto Tr # 827 on the Minto north Zone averaged 14.76 g/t gold over 9.0 metres. Individual assays for this section are shown in the table below.

Assays from Trench # 827

Sample #	Assay g/t Gold	Length Metres
68323	4.20	1.0
68324	6.57	1.0
68325	6.70	1.0
68326	0.60	1.0
68327	1.13	1.0
68328	105.67	1.0
68329	3.07	1.0
68330	4.10	1.0
68331	0.80	1.0
Average	14.76	9.0

The trend of the mineralized shear zone exposed by Trench # 827 is north south. Trench # 827 had to be excavated at approximately 30˚ to this trend due to rugged terrain. This means the true width of the zone is approximately 4.5 metres. Management is planning to drill test this zone during this summer’s exploration program.

The Property covers rocks of the Permian Bridge River Terrane, largely Fergusson Group ribboned chert with minor basic volcanics. These rocks are cut by northwest trending regional scale precious metals bearing structures sub-parallel to the Fergusson and Cadwallader Structures which bound the Bralorne/Pioneer Mines. The structures on the property are approximately the same distance from the Upper Cretaceous-Tertiary granitic Bendor Intrusions as the Bralorne/Pioneer Mines. These mines are the largest past producers in the Canadian Cordillera (4.3 million ounces) and are presently being put back into production by Bralorne Gold Mines Ltd. The structures on the Minto Property are mineralized with gold and silver and have received considerable past work, including at least six adits.

This News Release has been reviewed and technical content approved by David St. Clair Dunn, P.Geo., a Qualified Person for the purposes of N.I. 43-101. Mr. Dunn supervised the mechanized trenching program reported on in this news release.

ON BEHALF OF THE BOARD OF DIRECTORS
OF AVINO SILVER & GOLD MINES LTD.

“David Wolfin”
David Wolfin, President

The TSX Venture Exchange has not reviewed and does not accept the responsibility for the accuracy or adequacy of this release.